UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated June 28, 2021

(Commission File No. 1-15024)

____________________

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland https://www.novartis.com https://twitter.com/novartisnews

MEDIA & INVESTOR RELEASE

Novartis appoints Rob Kowalski as Chief People & Organization Officer

Basel, June 28, 2021 — Novartis announced today the appointment of Rob Kowalski, Pharm.D., Global Head Regulatory Affairs and US Head of Drug Development as Chief People & Organization Officer. He will report to Vas Narasimhan, M.D., CEO of Novartis and become a member of the Executive Committee of Novartis (ECN), effective September 1, 2021.

Steven Baert, currently Chief People & Organization Officer, will step down from the Executive Committee of Novartis, effective June 30, 2021 after 15 years with the company and almost 8 years in position. Vicki Rawlinson, US Head People & Organization will lead the function ad-interim until Dr. Kowalski takes over.

Dr. Kowalski is a senior drug development and regulatory executive with over 25 years of industry experience. He has successfully built and led Global Regulatory Affairs, a large organization within the Novartis Drug Development with many interfaces into our commercial and R&D organizations on global and local levels. Prior to his current role he has served in various leadership roles in the US and Europe. Dr. Kowalski has significant experience in large scale global transformations and has been highly regarded for his development of key talents, many of whom have moved into senior leadership roles within Novartis. He holds a Bachelor of Pharmaceutical Sciences and a Doctor of Pharmacy from the University of Wisconsin-Madison, US. Dr. Kowalski is a US citizen and, in his future role, will be based in Basel, Switzerland.

“Rob is a strong business and people leader with a proven track record of building and leading global organizations. Based on his Novartis business experience and focus on culture and talent development he will help us to scale our culture change and talent agenda, deliver our People & Organization operating model, and help us to further connect human capital decisions with business strategy,” said Vas Narasimhan, CEO of Novartis. “I thank Steven for his invaluable contributions as a leader and advisor to the ECN and Board of Directors. He has driven a cultural and organizational transformation that supports our company’s long-term priorities and purpose and makes us an industry leader in human capital. I wish him the very best for his future.”

Disclaimer

This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements can generally be identified by words such as “appoints,” “appointment,” “will,” “become,” “until,” “become,” “effective,” “ad interim,” “until,” “may,” “could,” “expectations,” “wish,” or similar terms, or by express or implied discussions regarding the appointment of Rob Kowalski as Chief People & Organization Officer of Novartis and a member of the ECN. You should not place undue reliance on these statements. Such forward-looking statements are based on our current beliefs and expectations regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. There can be no guarantee that Dr. Kowalski will ultimately assume the role of Chief People & Organization Officer, or on any particular date. In particular, our expectations regarding the outcome of the forward looking statements in this press release could be affected by, among other things, general political, economic and business conditions, including the effects of and efforts to mitigate pandemic diseases such as COVID-19, and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

About Novartis

Novartis is reimagining medicine to improve and extend people’s lives. As a leading global medicines company, we use innovative science and digital technologies to create transformative treatments in areas of great medical need. In our quest to find new medicines, we consistently rank among the world’s top companies investing in research and development. Novartis products reach nearly 800 million people globally and we are finding innovative ways to expand access to our latest treatments. About 110,000 people of more than 140 nationalities work at Novartis around the world.
Find out more at https://www.novartis.com.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: June 28, 2021	By:	/s/ PAUL PENEPENT
	Name:	Paul Penepent
	Title:	Head Group Financial Reporting and Accounting